UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under The Securities Exchange Act Of 1934

Fortress Investment Group LLC

(Name of Issuer)

Class A Shares

Class B Shares

(Title of Class of Securities)

Class A Shares: 34958B106

(CUSIP Number)

Harvey Eisenberg Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	James R. Griffin Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201 (214) 746-7700	Sean D. Rodgers, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Jeffrey A. Fine, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34958B106	13D	Page 2

1	NAME OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 1,716,753 Class A Shares (1) 133,770,013 Class B Shares (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,753 Class A Shares (1) 133,770,013 Class B Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02% of total Class A Shares (1) (2) 79.06% of total Class B Shares (1) (2)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Beneficial ownership of the Class A Shares and Class B Shares referred to herein is being reported hereunder solely because SoftBank Group Corp. may be deemed to beneficially own such shares as a result of the Voting Agreements and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SoftBank Group Corp. that it is the beneficial owner of any of the Class A Shares or Class B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(2)	Percentages calculated as the quotient of the number of shares of Class A Shares or Class B Shares, as applicable, that SoftBank Group Corp. may be deemed to beneficially own divided by (a) 218,008,370 Class A Shares or (b) 169,207,335 Class B Shares, as applicable, which are the numbers of Class A Shares and Class B Shares that Issuer represented to SB Foundation Holdings LP in the Merger Agreement as being issued and outstanding as of February 10, 2017.

CUSIP NO. 34958B106	13D	Page 3

1	NAME OF REPORTING PERSONS SB Foundation Holdings (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 1,716,753 Class A Shares (1) 133,770,013 Class B Shares (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,753 Class A Shares (1) 133,770,013 Class B Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02% of total Class A Shares (1) (2) 79.06% of total Class B Shares (1) (2)
14	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership of the Class A Shares and Class B Shares referred to herein is being reported hereunder solely because SB Foundation Holdings (GP) LLC may be deemed to beneficially own such shares as a result of the Voting Agreements and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SB Foundation Holdings (GP) LLC that it is the beneficial owner of any of the Class A Shares or Class B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(2)	Percentages calculated as the quotient of the number of shares of Class A Shares or Class B Shares, as applicable, that SB Foundation Holdings (GP) LLC may be deemed to beneficially own divided by (a) 218,008,370 Class A Shares or (b) 169,207,335 Class B Shares, as applicable, which are the numbers of Class A Shares and Class B Shares that Issuer represented to SB Foundation Holdings LP in the Merger Agreement as being issued and outstanding as of February 10, 2017.

CUSIP NO. 34958B106	13D	Page 4

1	NAME OF REPORTING PERSONS SB Foundation Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 1,716,753 Class A Shares (1) 133,770,013 Class B Shares (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,753 Class A Shares (1) 133,770,013 Class B Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02% of total Class A Shares (1) (2) 79.06% of total Class B Shares (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership of the Class A Shares and Class B Shares referred to herein is being reported hereunder solely because SB Foundation Holdings LP may be deemed to beneficially own such shares as a result of the Voting Agreements and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SB Foundation Holdings LP that it is the beneficial owner of any of the Class A Shares or Class B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(2)	Percentage calculated as the quotient of the number of shares of Class A Shares or Class B Shares, as applicable, that SB Foundation Holdings LP may be deemed to beneficially own divided by (a) 218,008,370 Class A Shares or (b) 169,207,335 Class B Shares, as applicable, which are the numbers of Class A Shares and Class B Shares that Issuer represented to SB Foundation Holdings LP in the Merger Agreement as being issued and outstanding as of February 10, 2017.

Item 1. Security and Issuer

This statement relates to the Class A Common Stock, no par value per share (the “Class A Shares”) and Class B Common Stock, no par value per share (the “Class B Shares” and together with the Class A Shares, the “Shares”) of Fortress Investment Group LLC, a Delaware limited liability company (“Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Item 2. Identity and Background

This statement is being filed by SB Foundation Holdings LP, a Cayman Islands exempted limited partnership (“SBFH”), SB Foundation Holdings (GP) LLC, a Cayman Islands limited liability company (“Holdings”), and SoftBank Group Corp., a Japanese kabushiki kaisha, and the ultimate parent of Holdings and SBFH (“SoftBank”, and together with SBFH, and Holdings, the “Reporting Persons”). SoftBank is included as a Reporting Person solely because of its interest in SBFH and because SoftBank is the sole member of Holdings, which is the general partner of SBFH. Holdings is member managed by SoftBank, and has no directors or executive officers. Holdings is included as a Reporting Person solely because it is the general partner of SBFH. SBFH is included as a Reporting Person solely because it is an indirect wholly owned subsidiary of SoftBank and is a party to the Merger Agreement and Voting Agreement, as more fully described in Items 3 through 6 of this Schedule 13D, which are herein incorporated by reference. SBFH is managed by Holdings, its general partner, and has no directors or executive officers.

SoftBank Group Corp.

(a) Name of Person Filing	SoftBank Group Corp.

(b) Address of Principal Business Office	1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan

(c) Principal Business	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Japan

SB Foundation Holdings (GP) LLC

(a) Name of Person Filing	SB Foundation Holdings (GP) LLC

(b) Address of Principal Business Office	c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of managing SoftBank’s interest in SBFH.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Holdings nor, to Holdings’ knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Cayman Islands

SB Foundation Holdings LP

(a) Name of Person Filing	SB Foundation Holdings LP

(b) Address of Principal Business Office	c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of directly owning Merger Sub and effecting the merger transaction described in the Merger Agreement.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SBFH nor, to SBFH’s knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Cayman Islands

Item 3. Source and Amount of Funds or Other Consideration

On February 14, 2017, Issuer, Foundation Acquisition LLC (“Merger Sub”) and SBFH entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Issuer (the “Merger”), and Issuer will survive the Merger as a wholly-owned subsidiary of SBFH (the “Surviving Company”).

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to SBFH’s willingness to enter into the Merger Agreement, SBFH entered into a Voting and Support Agreement with each of Randal Nardone, Wesley Edens and Peter Briger (each a “Founder”) and certain related parties of the Founders (each Founder and such related party, a “Stockholder”), each dated as of the date of the Merger Agreement (collectively, the “Voting Agreements”). The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. None of the Stockholders were paid any additional consideration in connection with entering into the Voting Agreements.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Schedule 13D.

Item 4. Purpose of Transaction

Item 3 above is hereby incorporated herein by reference.

As described in Item 3 above, this Schedule 13D relates to the Voting Agreements, the purpose of which is to assist SBFH and Merger Sub in consummating the transactions contemplated by the Merger Agreement.

Upon consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of Issuer immediately prior to the effective time of the Merger will be the officers of the Surviving Company, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Unless otherwise determined by SBFH, upon consummation of the Merger, the certificate of formation of Issuer will be the certificate of formation of the Surviving Company, until thereafter amended as provided by law and such certificate of formation.

Unless otherwise determined by SBFH, upon consummation of the Merger, the Fourth Amended and Restated Limited Liability Company Agreement of Issuer, effective as of August 10, 2009 will be the limited liability company agreement of the Surviving Company, until thereafter amended as provided by law, the certificate of formation of the Surviving Company and such limited liability company agreement.

Following the Merger, the Class A Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Class A Shares and registration of the Class A Shares under the Exchange Act will be terminated.

Item 5. Interest in Securities of the Issuer

(a) - (b) As a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting power with respect to 1,716,753 Class A Shares and 133,770,013 Class B Shares, subject to the conditions and limitations of the Voting Agreement. Thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 1,716,753 Class A Shares and 133,770,013 Class B Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 1.02% of the issued and outstanding Class A Shares and 79.06% of the issued and outstanding Class B Shares as of February 10, 2017 (as represented by Issuer in the Merger Agreement), which represents 34.99% of the total voting power of the Company.

Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, none of the Reporting Persons has acquired or, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any Class A Shares or Class B Shares.

The Reporting Persons are not entitled to any rights as a stockholder of Issuer as to the Class A Shares or Class B Shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreement.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Class A Shares or Class B Shares.

(c) Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person (other than the Founders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 2, 3 and 4 above are hereby incorporated herein by reference.

Except for the Merger Agreement and Voting Agreement described above and the other agreements entered into in connection with the Merger Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

99.1	Agreement and Plan of Merger, dated as of February 14, 2017, by and among SB Foundation Holdings LP, Foundation Acquisition LLC, and Fortress Investment Group LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Fortress Investment Group LLC with the SEC on February 15, 2017).

99.2	Voting and Support Agreement, dated February 14, 2017, by and between SB Foundation Holdings LP and Randal Nardone (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Fortress Investment Group LLC with the SEC on February 15, 2017).

99.3	Voting and Support Agreement, dated February 14, 2017, by and between SB Foundation Holdings LP and Wesley Edens (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Fortress Investment Group LLC with the SEC on February 15, 2017).

99.4	Voting and Support Agreement, dated February 14, 2017, by and between SB Foundation Holdings LP and Peter Briger (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Fortress Investment Group LLC with the SEC on February 15, 2017).

99.5	Joint Filing Agreement, dated as of February 14, 2017, by and among SoftBank Group Corp., SB Foundation Holdings (GP) LLC and SB Foundation Holdings LP*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017

SOFTBANK GROUP CORP.

/s/ Masayoshi Son
Name:		Masayoshi Son
Title:		Chairman & CEO

SB FOUNDATION HOLDINGS (GP) LLC

By:		SoftBank Group Corp., its sole member

/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & CEO

SB FOUNDATION HOLDINGS LP

By:		SB Foundation Holdings (GP) LLC, its general partner

	By:	SoftBank Group Corp., its sole member

/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & CEO

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Representative Director, President & COO of SoftBank Group Corp. and Director of Yahoo Japan Corporation	Yahoo Japan Corporation 1-3 Kioicho, Chiyoda-ku, Tokyo 102-8282, Japan

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Director of SoftBank Group Corp. and President of SoftBank Inc.	Softbank Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Manabu Miyasaka*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Director of SoftBank Group Corp. and President and Representative Director of Yahoo Japan Corporation	Yahoo Japan Corporation 1-3 Kioicho, Chiyoda-ku, Tokyo 102-8282, Japan

Tadashi Yanai*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	External Director of SoftBank Group Corp.; Chairman, President & CEO of FAST RETAILING CO., LTD.; Chairman, President and CEO of UNIQLO co., Ltd; and Chairman of GOV RETAILING CO., LTD	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894, Japan

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Shigenobu, Nagamori*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	External Director of SoftBank Group Corp.; Chairman of the Board, President & CEO of Nidec Corporation; Member of the Board of Directors and Chairman, Nidec Elesys Corporation; Member of the Board of Directors and Chairman, Nidec Tosok Corporation	Nidec Corporation, 338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan

Tatsuhiro Murata**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu

Koichi Shibayama**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Advisor at PwC Tax Japan

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; Auditor of Pado Corporation

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Kazuhiko Fujihara, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Fumihiro Aono, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

Masato Suzaki, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

Ren Tanaka, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor